                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of June, 2003



                                  WACOAL CORP.
                 (Translation of Registrant's Name into English)




                      29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)



    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F X            Form 40-F
                             ----                   ----


    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                    No X
                       ----                  ----



     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                  WACOAL CORP.
                                    Form 6-K

                                TABLE OF CONTENTS



                                                                                                            Page
                                                                                                            ----

Item 1.       Consolidated Financial Statements for the Year Ended March 31, 2003                            3

Signature                                                                                                    5

Exhibit Index                                                                                                6

Exhibit 1     Consolidated Financial Statements for the Year Ended March 31, 2003                            7


         Item 1. CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2003

         On May 15, 2003, we released our consolidated financial statements for the year ended March 31, 2003. Attached as Exhibit 1 hereto is an English translation of these financial statements.

           CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         The attached financial statements and accompanying information contain forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our company, our industry and other relevant factors. Forward-looking statements are contained in the sections entitled "Forecast of Consolidated Results for the Year Ending March 2004 (April 1, 2003 to March 31, 2004)", "II. Management Policies", "III. Business Results and Financial Condition", and elsewhere in the attached financial statements and accompanying information.

         Known and unknown risks, uncertainties and other factors could cause our actual results, performance or achievements to differ materially from those expressed or implied by any forward-looking statement contained in the attached financial statements and accompanying information. Among the factors that you should bear in mind as you consider any forward-looking statement are the following:

         o Our ability to successfully develop, manufacture and market products in Japan and our other markets that meet the changing tastes and needs of consumers;

         o The impact of weak consumer spending in Japan and our other markets on our sales and profitability;

         o The impact on our business of anticipated continued weakness of department stores and other general retailers in Japan;

         o Our ability to reduce costs by consolidating our activities in Japan, increasing our product sourcing and manufacturing in China and other lower-cost countries, and through other efforts;

         o Our ability to successfully expand our network of our own specialty retail stores and achieve profitable operations at these stores;

         o Our ability to further develop our catalog and Internet sales capabilities;

         o Difficulties or delays in our product sourcing or manufacturing, which may result from problems in our relationships with third party contractors, difficulties in finding high-quality contractors overseas, and other factors;

         o        Effects of seasonality on our business and performance;

         o Our ability to maintain adequate liquidity and capital resources;

         o Laws and regulations affecting our domestic or foreign operations, including tax obligations; and

         o Acquisitions, divestitures, restructurings, product withdrawals or other extraordinary events affecting our business.

         The information contained in the section entitled "Item 3 - Key Information - Risk Factors" of our Annual Report on Form 20-F for the fiscal year ended March 31, 2002 also identifies factors that could cause our actual results, performance or achievements to differ materially from those expressed or implied in any forward-looking statement contained in the attached financial statements and accompanying information. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider the foregoing list or the information provided elsewhere in our annual report to be a complete set of all such factors.

         We undertake no obligation to update any forward-looking statements contained in the attached financial statements and accompanying information, whether as a result of new information, future events or otherwise.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                    WACOAL CORP.
                                    (Registrant)



                                    By:    /s/  Nobuhiro Matsuda
                                         ---------------------------------------
                                         Nobuhiro Matsuda
                                         Corporate Officer
                                         Director of Finance, Corporate Planning


Date: June 10, 2003

                                  EXHIBIT INDEX



                                                                                                               Page
                                                                                                               ----
         Exhibit 1         Consolidated Financial Statements for the Year Ended March 31, 2003                   7


                                    EXHIBIT 1

       CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEAR ENDED MARCH 31, 2003

         CONSOLIDATED FINANCIAL STATEMENT FOR THE YEAR ENDED MARCH 2003
                          [U.S. ACCOUNTING STANDARDS]

                                                                    May 15, 2003

Listed Company:  Wacoal Corp.               Stock Exchanges: Tokyo, Osaka
Code Number:  3591                          Location of Principal Office:  Kyoto
  ( URL  http://www.wacoal.co.jp/ )

Representative:   Position:  President and Director
                  Name:  Yoshikata Tsukamoto

For Inquiries:    Position:  Corporate Officer, General Manager of Management
                             Control Department
                  Name:  Nobuhiro Matsuda   Tel:  (075) 682-1010

Date of Meeting of Board of Directors for Financial Statement: May 15, 2003 Adoption of U.S. Accounting Standards: Yes

1. Consolidated Results for the Year Ended March 2003 (April 1, 2002 to March 31, 2003)

(1) Consolidated Business Results (Note) Fractions less than 1 million yen in the indicated amounts have been rounded off.


                                                 Sales                   Operating Income           Pre-tax Net Profit
                                                 -----                   ----------------           ------------------
                                                                                                             >
                                            Million Yen     %              Million Yen   %              Million Yen   %
  Year Ended March 2003                     163,709      0.5               7,264      1.1               4,604    (39.5)
  Year Ended March 2002                     162,829      0.5               7,186    (25.3)              7,613    (62.2)




                                                                                               Ratio of        Ratio of
                                                    Net       Diluted Net     Ratio of Net    Pre-tax Net     Pre-tax Net
                                                   Profit     Profit Per        Profit to       Profit to      Profit to
                                Net Profit        Per Share     Share         Equity Capital  Total Capital      Sales
                                ----------        ---------     -----         --------------  -------------   ----------
                               Million Yen  %        Yen         Yen                 %               %             %
  Year Ended March 2003        2,898   (41.8)       19.48          -              1.8             2.1            2.8

  Year Ended March 2002        4,983   (54.2)       33.22          -              2.9             3.3            4.7



(Note)   (i)      Equity in income of equity-method investment:
         The year ended March 2003: 966 million yen
         The year ended March 2002: 1,148 million yen

         (ii)     Average number of shares during the year ended (consolidated):
         March 2003: 148,772,325 shares         March 2002: 149,985,724 shares

         (iii)    Changes in accounting method: None

         (iv) Percentages indicated under sales, operating income, pre-tax current year net profit, and current year net profit represent the increase/decrease compared to the previous year.

(2)      Consolidated Financial Condition



                                 Total Assets           Equity Capital      Equity Capital Ratio  Equity Capital Per Share
                                 ------------           --------------      --------------------  ------------------------
                                  Million Yen             Million Yen                   %                    Yen
  Year Ended March 2003            218,105                  160,839                 73.7                  1,097.35
  Year Ended March 2002            223,985                  168,205                 75.1                  1,128.05



(Note)   Number of outstanding shares at end of the year (consolidated):
         March 2003: 146,570,431 shares         March 2002: 149,111,694 shares

(3)      Consolidated Cash Flow Status



                               Cash Flow from       Cash Flow used in      Cash Flow used in      Balance of Cash and Cash
                            Operating Activities  Investment Activities   Financial Activities   Equivalents at End of Year
                            --------------------  ---------------------   --------------------   --------------------------
                                  Million Yen           Million Yen            Million Yen              Million Yen
  Year Ended March 2003            7,858                 (9,839)                (6,006)                    27,246
  Year Ended March 2002            8,653                 (9,412)                (5,472)                    35,381


(4)      Items related to the Consolidation Criteria and Equity Method
         Application
         Number of consolidated subsidiaries: 36 companies
         Number of non-consolidated subsidiaries subject to equity method: None Number of affiliated companies subject to equity method: 6 companies

(5)      Changes in the Consolidation Criteria and Equity Method Application
         Consolidated: (new) 2 companies (exception) None
         Equity Method: (new) 1 company (exception) None

2. Forecast of Consolidated Results for the Year Ending March 2004 (April 1, 2003 to March 31, 2004)



                                Sales               Operating Income        Pre-tax Net Profit            Net Profit
                                -----               ----------------        ------------------            ----------
                             Million Yen              Million Yen               Million Yen               Million Yen
  Interim Period               86,000                    5,500                     5,700                     3,800
  Annual                      167,000                    8,300                     8,400                     5,800


(Reference) Expected net profit per share (annual basis):  39.57 yen

* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 6 of the attachment for items relating to the foregoing estimates.

                          I. Status of Corporate Group

         Our corporate group consists of Wacoal Corp. (the "Company"), 36 subsidiaries and 6 affiliated companies, and is principally engaged in the manufacture and wholesale distribution of innerwear (mainly women's foundation, lingerie, nightwear and children's underwear), outerwear, sportswear, and other textile goods and related products, as well as the wholesale and direct sales of certain products to consumers. The corporate group is also conducting business in the areas of housing, restaurant, culture, services and interior finish work.

         Positioning in relation to the group's business and the relationship with classified segments of business are as follows.



Business Segment     Operating Segment                                    Major Companies
----------------     -----------------  ------------------------------------------------------------------------------------

Textile Goods and    Manufacturing and   Domestic   Wacoal Corp., Studio Five Corp., Point Up Inc.
  Related Products     Sales Companies                                                                   (Total: 3 Companies)

                                         Overseas   Wacoal America Inc.,
                                                    Beijing Wacoal Co., Ltd., Shinyoung Wacoal Inc. (South Korea),
                                                    Taiwan Wacoal Co., Ltd., Guangdong Wacoal Inc.,
                                                    Thai Wacoal Public Co., Ltd.
                                                    3 Other Companies
                                                                                                         (Total: 9 Companies)

                     Sales Companies     Domestic   Intimate Garden Corp., Une Nana Cool Corp.
                                                    1 Other Company
                                                                                                         (Total: 3 Companies)

                                         Overseas   Wacoal Singapore Private Ltd.,
                                                    Wacoal Hong Kong Co., Ltd.,
                                                    Wacoal France S.A.,
                                                    Wacoal (UK) Ltd.
                                                    2 Other Companies
                                                                                                         (Total: 6 Companies)

                     Apparel             Domestic   Nagasaki Wacoal Sewing Corp., Tokai Wacoal Sewing Corp.,
                       Manufacturers                Niigata Wacoal Sewing Corp., Torica Co., Ltd.
                                                    5 Other Companies
                                                                                                         (Total: 9 Companies)

                                         Overseas   Saradona Mfg Corp. (Dominican Republic)
                                                    1 Other Company
                                                                                                         (Total: 2 Companies)

                     Material Procuring  Overseas   Wacoal International Hong Kong Co., Ltd.
                       Companies                                                                         (Total: 1 Company)

Others               Cultural Business   Domestic   Wacoal Corp., Wacoal Art Center Co., Ltd.
                       Service Companies                                                                 (Total: 2 Companies)

                     Other Business      Domestic   Wacoal Corp., Nanasai Co., Ltd., Wakoh Corp., Wacoal Service Co., Ltd.,
                       Companies                    Kisco Co., Ltd., Wacoal Career Service Corp., Wacoal Distribution Corp.
                                                                                                         (Total: 7 Companies)

                                         Overseas   Wacoal International Corp. (U.S.)
                                                    Wacoal Investment Co., Ltd. (Taiwan)
                                                    1 Other Company
                                                                                                         (Total: 3 Companies)


The business distribution diagram regarding the foregoing status of corporate group is as follows:

        (CHART OF THE RELATIONSHIP WITH CLASSIFIED SEGMENT OF BUSINESS)

                             II. Management Policies

1.       Basic Business Policy

         Our group, as a "Female Affinity Company", aims to support the beautiful lifestyle of women. In our business, we actively follow a process which we call "The Body Designing Business". We believe this process supports the "Expression of Personal Beauty of the Mind and Body". In order to expand such business activities, we need to develop our consumer-based concepts to enhance the idea of consumer satisfaction so that we may provide "Satisfaction to Each Consumer". We have given considerable attention to product quality since our foundation, have learned from and have seriously addressed issues related to each consumer.

2.       Basic Policy Regarding Profit Sharing

         With respect to dividend policies, we will seek to reinforce our financial strength in order to secure a stable management base, and endeavor to continue our pattern of steady dividends, all the while giving consideration to the appropriate dividend payout.

         Moreover, as part of an increase in share-value and return of profits to shareholders, in the last three (3) years, we have repurchased and cancelled a total of 7,500,000 shares of the Company. We will continue to examine various measures in the future.

         We have actively invested in the structure of a uniform system to manage the process of production to logistics to sales, as well as enhancing our information system and existing sales markets, and developing new shops of SPA ("Special Store Retailer of Private Label Apparel"). We hope that these efforts will be beneficial to our shareholders by improving future profits.

3.       Concept and Policy, etc. Regarding Lowering Investment Unit

         It is important that our group promotes the long-term stable retention of our company shares by investors and seeks to broaden the investor base. In order to realize the above, we believe lowering the investment unit for personal investors to be an effective measure. In addition to giving consideration to the stock market trends, we will take careful measures by attaching greater importance to shareholders when examining the required costs and the effects thereof.

4.       Measures for Business Targets

         Our target is to achieve ROE (return on equity) of 6% or higher. In addition, we are also aiming to achieve an operating income margin of 9% or higher, and will aggressively pursue profit, engage in reduction of manufacturing and operating costs, as well as endeavor to efficiently monitor shareholders' equity.

5.       Our Medium- and Long-term Business Strategy

         Our surrounding environment is rapidly changing owing to diversification in consumer values, the broadening needs of the elderly and the young, the pursuit of new distribution channels in Japan, and the moving forward to opening-up of the market due to China's participation in the WTO ("World Trade Organization"), the expansion of plans to conduct business internationally, and the necessity of network construction for production and sales overseas. In order to respond immediately to these business and environmental changes, we are promoting the following measures based on our medium-term plans.

(1)      Reorganization of Existing Businesses

         (i)      Reorganization of Intimate Apparel Brand

                  In order to create differentiation from other companies' brands and to increase our competitiveness, we will reorganize our innerwear apparel brand. We specifically aim to strengthen "Wacoal" brand based on the results of research and development by using our core competencies and related know-how. In addition, we will clarify the type of consumers to be targeted and will express our universal visions of brand to them. We will enhance the organizational structure and promote the development of sales markets suitable for each product line.

         (ii)     Participation in the Wellness Business

                  As a result of increased health consciousness, services and products using the words "health" or "amenity" are gaining the attention of consumers. Therefore, we will promote businesses that support lifestyles based on such themes as "sports and conditioning", "walking science" and "therapy and relaxing".

(2)      Development of New Business

         (i) SPA (Manufacture and Retail), Internet Mail Order and Catalog Mail Order In order to respond to the structural changes in the apparel market, we will aggressively develop business fields with new customers. In particular, we will actively promote the expansion of SPA shops.

         (ii)     Development of Good-Age Business

                  We will develop product groups and cultivate distribution channels to respond to the needs of an aging society.

(3)      Reconstruction of New Added Values

         (i)      Development of Semi-custom-made Business "Dubleve"

                  We will develop CRM (customer relationship management) relating to semi-custom-made manufacturing and sales business "Dubleve".

         (ii)     Intellectual OEM Business

                  We will engage in alliances while leveraging our group's core competencies regarding OEM business through the reconstruction of added values.

(4)      Promotion of Structural Reformation

         With "speed" and "cost" as key components, we will drive the structural reformation of planning and design, procurement of materials, production, merchandizing and logistics.

(5)      Deployment of Global Business Activities

         (i)      Active Expansion of Chinese Business

                  We will seek to reinforce and expand our sales offices in China in order to create a foundation for the Chinese market.

         (ii) We will promote the global planning, procurement, and enhancement of the production system with Hong Kong as the core of such network.

6.       Basic Concepts and Status of Policy Operation Regarding Corporate
         Governance

         We have introduced the corporate officer system as of this year and are aiming to achieve prompt and appropriate decision-making and clarification of the responsibility and authority of management. Furthermore, in order to increase the transparency of managerial matters, we have enhanced our IR ("Investor Relations") activities and make our utmost efforts in disclosing information actively to our shareholders and investors.

         Moreover, we created "Corporate Ethics - Wacoal's Action Agenda" to review all aspects of our corporate activities from the perspective of corporate ethics. We expect that this will enable the maintenance of fairness in business and improve managerial quality in a well balanced manner. We will thus seek the enlightenment, transparency and establishment of corporate ethics through workshops conducted by the newly organized corporate ethics implementation committee.



                  III. Business Results and Financial Condition

1.       Business Results

(1)      Summary of Overall Business Results of This Year

         The Japanese economy this year has been in an increasingly severe deflationary spiral characterized by declining personal consumption due to falling income and rising employment uncertainty in the face of deteriorating business results. Economic stagnation also occurred overseas and had a large impact on the world economy owing to worldwide political concerns over the Iraqi issue and the decline in share prices caused by doubts about the U.S. economy and the decline in personal consumption brought about by such doubts.

         Our business results in the woman's fashion industry also depend on how we respond to environmental changes in new business styles and demands.

         In view of these circumstances, our group has sought to improve our product strength, has conducted applicable product developments for consumer needs focusing on innerwear, and has endeavored to actively find new consumers through direct sales by stores. With respect to the Wacoal brand, the summer campaign product "T-Shirt Bra NAMI NAMI" and the autumn campaign product "Shakitto Bra" were favorably received. Moreover, "La Vie Aisee" and "Gra-P", innerwear targeting the middle aged and elderly market, continued to receive favorable reviews. As for the Wing brand, the autumn and winter campaign product "Kyutto Up Pants; Air-Through Type" and the high-sensitivity product for chain store "Lesiage" also gained favorable reviews. We have over 50 stores for the SPA business as of the end of this year, and the number and sales thereof are steadily increasing.

         Other than innerwear, sales of the sports-related product "CW-X" increased, which baseball player Ichiro Suzuki has been hired to promote.

         With regard to our overseas business, our Asian affiliated companies underwent a smooth transition. The European and U.S. market showed favorable transitions in relation to the U.S. businesses. In addition, we expanded our sales districts to aggressively promote our sales in Dalian and Chengdu, a total of 5 bases in China with bases already existing in Beijing, Guangzhou and Shanghai. We also established Wacoal China Human Science Research Institute and launched our market survey and research to design products suitable for the Chinese physique.

         As a result, sales for this year were 163,709 million yen, 0.5% increase compared to the previous year.

         In terms of profit, although we put much effort in improving operational efficiency in reducing costs through structural reformation, operating income for this year was 7,264 million yen, 1.1% increase compared to the previous year. The increase in operating income was achieved in spite of an increase in temporary costs arising from the expansion of a flexible age retirement system.

         Pre-tax current year net profit was 4,604 million yen (which reflects losses caused by the revaluation of our listed investment securities accompanied by the decline of current share prices), 39.5% decrease compared to the previous year, whereas current year net profit was 2,898 million yen, 41.8% decrease compared to the previous year.

         Regarding sales by business category, current year sales of "textile goods and related products" were 147,386 million yen, 0.6% increase compared to the previous year. The current year sales of "others" were 16,323 million yen, 0.4% decrease compared to the previous year.

         Regarding sales by location, "Japan" represented 145,155 million yen accounting for 88.7% of sales of the overall group, whereas "Asia" accounted for 3.0% and "Europe and U.S." accounted for 8.3%.

         Concerning the dividend for this year, as initially planned, the dividend payable will be 13.50 yen per share.

2.       Financial Condition

         Cash flow from sales activities of this year decreased by 795 million yen compared to the previous year, and amounted to 7,858 million yen.

         Cash flow used in investment activities amounted to 9,839 million yen as a result of shifting funds from deposits into short-term notes, etc.

         Cash flow used in financial activities amounted to 6,006 million yen owing to the acquisition of treasury stock and payment for dividends.

         The balance of cash and cash equivalents at the end of this year, which has been calculated by deducting the translation difference of cash and cash equivalents from the foregoing total, was 27,246 million yen, 8,135 million yen decrease compared to the previous year.

         Moreover, free cash flow, which has been calculated by subtracting the amount of capital investment from the cash flow from sales activities amounted to 5,754 million yen.

3.       Forecast for the Next Year

         Overall business conditions are still slow under the pressure of mounting unrealized losses on shares held by banks and other companies with the domestic stock market decline. As expectations towards personal consumption are also low for future economic conditions, it is anticipated that this state of stagnation will continue for some time. In overseas, the global situation after the end of the Iraq War is still increasingly uncertain, and the decrease in profits from tourism and restrictions on international corporate activity due to the spread of Severe Acute Respiratory Syndrome (SARS) in Asian regions such as Guangdong in China and Hong Kong have had a severe impact on the economic downturn in other part of Asia, including Japan.

         Consumers tend to select products based on the balance of price and value, and so such a tendency will have a large impact on the domestic woman's fashion industry, despite the certain stable mood of deflation. The same circumstance will also apply to the whole distribution industry. In order to achieve favorable results, we regard it as important to respond appropriately to such circumstances.

         Our group, under these circumstances, will make further efforts in developing products that are appreciated by each generation of consumers, and will aggressively pursue our goals to enhance our relationship with consumers such as in SPA business and mail order through catalogs and via the Internet. We will also continue to promote our structure reformation to enable effective management and cost reduction and quality control.

         We will expand the production of products such as "La Vie Aisee" and "Gra-P" which focuses on middle-aged and elderly woman, with an effort to seek out new markets in light of an aging society. We will continue to increase the number of shops for such brands as "amphi", "une nana cool", "Subito" and "Sur la plage" which are aimed at the young and new age.

         Our target for the next year is to achieve sales of 167,000 million yen, operating income of 8,300 million yen, pre-tax current year net profit of 8,400 million yen, and current year net profit of 5,800 million yen.

                     IV-1. Consolidated Financial Statement




                                                   Current Year              Previous Year                 Amount
                    Accounts                   As of March 31, 2003       As of March 31, 2002       Increased/Decreased
                -------------------            --------------------       --------------------       -------------------
                   (Assets)                        Million Yen                Million Yen                Million Yen

  Current assets
     Cash and bank deposits                            7,084                     10,656                     (3,572)
     Time deposits                                    20,162                     24,725                     (4,563)
     Marketable securities                            48,250                     40,203                      8,047
     Receivables
       Notes receivable                                1,742                      2,206                       (464)
       Accounts receivable-trade                      18,688                     21,537                     (2,849)
                                                    --------                   --------                   ---------
                                                      20,430                     23,743                     (3,313)
       Allowance for returns and
         doubtful receivables                         (2,288)                    (2,965)                       677
                                                    ---------                  ---------                 ---------
                                                      18,142                     20,778                     (2,636)
     Inventories                                      24,346                     24,899                       (553)
     Deferred tax assets                               4,653                      4,604                         49
     Other current assets                              1,849                      1,525                        324
                                                    ---------                  ---------                 ---------
           Total current assets                      124,486                    127,390                     (2,904)

  Tangible fixed assets

     Land                                             22,924                     24,649                     (1,725)
     Buildings and structures                         55,801                     55,786                         15
     Machinery and equipment                          12,248                     12,314                        (66)
     Construction in progress                             78                        187                       (109)
                                                    ---------                  ---------                 ---------
                                                      91,051                     92,936                     (1,885)
     Accumulated depreciation                        (36,880)                   (35,645)                    (1,235)
                                                    ---------                  ---------                 ---------
           Net tangible fixed assets                  54,171                     57,291                     (3,120)

  Other assets

     Investments in affiliated companies              10,840                     10,247                        593
     Investments                                      17,968                     22,509                     (4,541)
     Deferred tax assets                               3,616                        533                      3,083
     Lease deposits and others                         7,024                      6,015                      1,009
                                                    ---------                  ---------                 ---------
           Total other assets                         39,448                     39,304                        144
                                                    ---------                  ---------                 ---------
                 Total Assets                        218,105                    223,985                     (5,880)
                                                    ---------                  ---------                 ---------




                                                   Current Year              Previous Year                 Amount
                     Accounts                   As of March 31, 2003       As of March 31, 2002       Increased/Decreased
                -------------------            --------------------       --------------------       -------------------
    (Liabilities, minority interests and            Million Yen                Million Yen                Million Yen
            shareholders' equity)
  Current Liabilities
     Short-term bank loans                              5,633                     7,397                     (1,764)

     Payables
       Notes payable                                    2,499                     6,061                     (3,562)
       Accounts payable-trade                           8,627                     8,147                        480
                                                      -------                   -------                    -------
                                                       11,126                    14,208                     (3,082)

     Accrued payroll and bonuses                        7,520                     7,484                         36
     Accrued corporate taxes, etc.                      2,796                     2,096                        700
     Other current liabilities                          6,288                     5,747                        541
     Current portion of long-term debt                    213                       163                         50
                                                      -------                   -------                    -------
           Total current liabilities                   33,576                    37,095                     (3,519)

  Long-term liabilities
     Long-term debt                                     1,219                     1,235                        (16)
     Reserves for retirement benefit                   20,650                    12,334                      8,316
     Deferred tax liability                                39                     3,346                     (3,307)
                                                      -------                   -------                    -------
           Total long-term liabilities                 21,908                    16,915                      4,993

  Minority interests                                    1,782                     1,770                         12

  Shareholders' Equity
     Common stock                                      13,260                    13,260                          -
     Additional paid-in capital                        25,242                    25,242                          -
     Retained earnings                                131,466                   132,891                     (1,425)

     Accumulated other comprehensive
       income (loss)

       Foreign currency exchange adjustment            (1,947)                     (937)                    (1,010)
       Unrealized gain/(loss) on securities              (846)                      199                     (1,045)
       Additional minimum pension liability            (6,293)                   (2,445)                    (3,848)

     Treasury stock                                       (43)                       (5)                       (38)
                                                      -------                   -------                    -------
          Total shareholders' equity                  160,839                   168,205                     (7,366)
                                                      -------                   -------                    -------
    Total liabilities, minority interests
          and shareholders' equity                    218,105                   223,985                     (5,880)
                                                      -------                   -------                    -------



                       IV-2. Consolidated Income Statement




                                                    Current Year                Previous Year
                                                 From April 1, 2002           From April 1, 2001               Amount
            Accounts                              To March 31, 2003            To March 31, 2002          Increased/Decreased
            --------                            ----------------------        ---------------------       -------------------
                                                 Million Yen        %         Million Yen        %           Million Yen
  Sales                                          163,709         100.0        162,829         100.0               880
  Operating expenses
     Cost of sales                                85,306          52.1         86,567          53.2            (1,261)
     Selling, general and administrative
       expenses                                   71,139          43.5         69,076          42.4             2,063
                                                 -------          ----        -------          ----            ------
     Total operating expenses                    156,445          95.6        155,643          95.6               802
                                                 -------          ----        -------          ----            ------
  Operating income                                 7,264           4.4          7,186           4.4                78
  Other income and expenses (-)
     Interest income                                 305           0.2            356           0.2               (51)
     Interest expense                               (165)         (0.1)          (239)         (0.1)               74
     Dividends received                              220           0.1            201           0.1                19
     Gain on sale and transfer of                    436           0.3            502           0.3               (66)
     investment
     Valuation loss of investment in              (3,566)         (2.2)          (507)         (0.3)           (3,059)
     securities
     Others (net)                                    110           0.1            114           0.1                (4)
                                                 -------          ----        -------          ----            ------
     Total other income and expense               (2,660)         (1.6)           427           0.3            (3,087)
                                                 -------          ----        -------          ----            ------
  Current year net income before
  adjustment of income taxes                       4,604           2.8          7,613           4.7            (3,009)
                                                 -------          ----        -------          ----            ------
  Corporate taxes, etc.
     Current                                       5,243           3.2          4,405           2.7               838
     Deferred                                     (2,756)         (1.7)          (620)         (0.4)           (2,136)
                                                 -------          ----        -------          ----            ------
     Total corporate taxes                         2,487           1.5          3,785           2.3            (1,298)
                                                 -------          ----        -------          ----            ------
  Current year net income before
    adjustment of equity-method
    investment income and minority interests       2,117           1.3          3,828           2.4            (1,711)

  Equity-method investment income                    966           0.6          1,148           0.7              (182)
  Minority interests                                (185)         (0.1)             7           0.0              (192)
                                                 -------          ----        -------          ----            ------
  Current year net income                          2,898           1.8          4,983           3.1            (2,085)
                                                 -------          ----        -------          ----            ------
  Current year net income per share                     19.48 yen                    33.22 yen
                                                 ---------------------        ---------------------

Note: The U.S. Accounting Standard No. 130 "Report of Comprehensive Income" is applicable, and the increase/decrease (comprehensive income) of capital accounts other than capital transactions for the year ended March 2003 and the year ended March 2002 based on the said Standard was a decrease of 3,005 million yen and an increase of 66 million yen, respectively.


                   IV-3. Consolidated Earned Surplus Statement






                                                    Current Year                Previous Year
                                                 From April 1, 2002           From April 1, 2001               Amount
            Accounts                              To March 31, 2003            To March 31, 2002          Increased/Decreased
            --------                            ----------------------        ---------------------       -------------------
                                                      Million Yen                 Million Yen                 Million Yen
  Retained earnings
     Initial balance                                   132,891                     132,322                         569
     Current year net income                             2,898                       4,983                      (2,085)
     Cash dividends paid                                (2,013)                     (2,040)                         27
     Retirement of treasury stock                       (2,310)                     (2,374)                         64
                                                       -------                     -------                      ------
     Current year end balance                          131,466                     132,891                      (1,425)
                                                       -------                     -------                      ------


                     IV-4. Consolidated Cash Flow Statement






                                                    Current Year                Previous Year
                                                 From April 1, 2002           From April 1, 2001             Amount
            Accounts                              To March 31, 2003            To March 31, 2002       Increased/Decreased
            --------                            ----------------------        ---------------------    -------------------
                                                      Million Yen                 Million Yen              Million Yen
   I.  Cash flow from operating activities
   1.  Current year net income                                 2,898                  4,983                 (2,085)
   2.  Adjustment of cash flow from operating
         activities
   (1) Depreciation and amortizations                          2,971                  3,533                   (562)
   (2) Deferred taxes                                         (2,756)                  (620)                (2,136)
   (3) Gain/loss on sale of fixed assets                         143                    740                   (597)
   (4) Impairment loss on fixed assets                           556                      -                    556
   (5) Investment securities valuation loss                    3,566                    507                  3,059
   (6) Gain on sale and transfer of investment
          securities                                            (436)                  (502)                    66
   (7) Equity-method investment income                          (643)                (1,028)                   385
   (8) Changes in assets and liabilities
       Decrease in receivables                                 3,110                  1,306                  1,804
       Decrease in inventories                                   154                  1,262                 (1,108)
       Decrease in other current assets (Increase)            (1,365)                   395                 (1,760)
       Decrease in payables                                   (2,236)                (2,049)                  (187)
       Increase in reserves for retirement benefits            1,672                  1,400                    272
       Increase in accrued expenses and other                    771                 (1,293)                 2,064
         current liabilities (Decrease)
  (9)    Others                                                 (547)                    19                   (566)
                                                              ------                 ------                 ------
           Net cash flow from operating activities             7,858                  8,653                   (795)

  II.  Cash flow used in investment activities
   1.  Proceeds from sale and redemption of
         marketable securities                                59,681                 29,248                 30,433
   2.  Acquisition of marketable securities                  (67,613)               (35,148)               (32,465)
   3.  Proceeds from sales of fixed assets                     1,416                    115                  1,301
   4.  Proceeds from sale and redemption of
         investments                                               1                     65                    (64)
   5.  Acquisition of tangible fixed assets                   (2,104)                (2,484)                   380
   6.  Acquisition of investments                               (866)                  (895)                    29
   7.  Increase in other assets                                 (354)                  (313)                   (41)
                                                              ------                 ------                  -----
           Net cash flow used in investment
             activities                                       (9,839)                (9,412)                  (427)

 III.  Cash flow used in financial activities
   1.  Decrease in short-term bank loans                      (1,647)                (1,018)                  (629)
   2.  Decrease in long-term debt                               (181)                  (556)                   375
   3.  Increase in long-term debt                                183                    521                   (338)
   4.  Purchase of treasury stock                             (2,348)                (2,379)                    31
   5.  Dividends paid in cash                                 (2,013)                (2,040)                    27
                                                              ------                 ------                 ------
           Net cash flow used in financial activities         (6,006)                (5,472)                  (534)
                                                              ------                 ------                 ------

  IV.  Effect of exchange rate on cash and cash
         equivalents                                            (148)                   416                   (564)
  V.   Decrease in cash and cash equivalents                  (8,135)                (5,815)                (2,320)
  VI.  Initial balance of cash and cash equivalents           35,381                 41,196                 (5,815)
                                                              ------                 ------                 ------
  VII. Current year end balance of cash and cash
         equivalents                                          27,246                 35,381                 (8,135)
                                                              ------                 ------                 ------
Additional Information

       Cash paid for
         Interest                                                154                    231                    (77)
         Corporate taxes, etc.                                 4,543                  5,402                   (859)
       Investment activities without cash expenditure
         Exchange of shares                                      703                  1,927                 (1,224)


       IV-5. Basic Matters in Preparing Consolidated Financial Statements

1. Matters Regarding the Scope of Consolidation and Application of the Equity Method

         Major consolidated subsidiaries:

         Studio Five Corp., Point Up Inc., Nagasaki Wacoal Sewing Corp., Torica Co., Ltd., Nanasai Co., Ltd., Wacoal International Corp., Wacoal America Inc., Wacoal France S.A., Wacoal Hong Kong Co., Ltd., Wacoal Investment Co., Ltd. and Beijing Wacoal Co., Ltd.

         Major Affiliated Companies:

         Shinyoung Wacoal Inc., Taiwan Wacoal Co., Ltd. and Thai Wacoal Public Co., Ltd.

2. Matters Regarding Deployment Status of Scope of Consolidation and Application of the Equity Method

         Consolidated (new): Wacoal Sports Science Corp. and Wacoal (Shanghai) Human Science R&D Co., Ltd.

         Equity Method (new): WJ Corp.

3.       Preparing Standard of Consolidated Financial Statements

         The consolidated financial statements have been prepared based on the terms, format and preparation methods in compliance with accounting standards generally accepted in the United States (hereinafter referred to as the "U.S. Accounting Standards") required in relation to the issuance of the American Depository Receipts (ADR). Moreover, the various laws and ordinances relating to accounting in the U.S. include the format regulations (Regulation S-X) and Accounting Series Release regarding notifications and reports to the Security Exchange Commission, the references of the Financial Accounting Standards Board
         (FASB), the report of the Accounting Principles Board, and Accounting Research Bulletin (ARB) of the Committee on Accounting Procedures, among others. Therefore, the subject matter differs from cases in which consolidated financial statements are prepared based on the "consolidated financial statement regulations" and "general rules for consolidated financial statements". Nevertheless, segment information is prepared based on the "consolidated financial statement regulations".

4.       Material Accounting Policy

(1)      Valuation Standard of Inventories

         The gross average method was mainly used for goods, products and supplies, and the first-in first-out method was used for raw materials, with both valued at the lower cost accounting method.

(2)      Valuation Standard of Tangible Fixed Assets and Method of Depreciation

         Tangible fixed assets are valued at the acquisition cost. Depreciation expenses are calculated mainly with the constant percentage method based on the estimated useful life of such asset (the lease term for leased assets capitalized as assets).

(3)      Valuation Method of Marketable Securities and Investment Securities

         Based on the provisions of FASB Standard No. 115, marketable securities and investment securities have been classified as available for sale securities, and valuated at a fair value. Moreover, unrealized valuation profit/loss is classified and indicated in the cumulative amount of other comprehensive profits in the capital section at a price after the adjustment of the tax effect.

(4)      Reserve for Retirement Benefits

         This is accounted for based on the provisions of FASB Standard No. 87.

(5)      Lease Transactions

         Based on the provisions of FASB Standard No. 13, capital leases have been capitalized at the fair value of the leased item, and accrued liability corresponding thereto has been accounted for.

(6)      Accounting Procedure for Consumption Tax, etc.

         Accounting procedure for consumption tax, etc., is based on the tax-excluded method.

(7)      Consolidated Cash Flow Statement

         Upon preparing the consolidated cash flow statements, time deposits and negotiable deposits within three (3) months have been included in cash and cash equivalents.

(Notes)

1.       Market Value, etc. of Securities

                                                             (Unit: Million Yen)



                                         Current Year                                       Previous Year
                                     As of March 31, 2003                               As of March 31, 2002
                      --------------------------------------------------  -------------------------------------------------
                                     Total            Total                                Total         Total
                      Acquisition  Unrealized      Unrealized      Fair   Acquisition    Unrealized   Unrealized       Fair
                         Cost        Profit           Loss         Value     Cost          Profit         Loss        Value
                      -----------  ----------      ----------      -----  -----------    ----------   ----------      -----
Securities
   Government Bonds      2,720            5               0        2,725      299             1              0          300
   Corporate Bonds      18,696           39              14       18,721   20,483            42             26       20,499
   Bank Bonds           23,944           30              16       23,958   17,641            18            140       17,519
   Investment Trust      2,829           17               0        2,846    1,897             1             13        1,885
                        ------        -----           -----       ------   ------         -----          -----       ------
        Total           48,189           91              30       48,250   40,320            62            179       40,203
                        ------        -----           -----       ------   ------         -----          -----       ------
Investment
   Stock                16,293        2,672           1,352       17,613   18,639         5,676          2,234       22,081
                        ------        -----           -----       ------   ------         -----          -----       ------
        Total           16,293        2,672           1,352       17,613   18,639         5,676          2,234       22,081
                        ------        -----           -----       ------   ------         -----          -----       ------


2.       Reserve for Retirement Benefits

         Employee Retirement Benefit Plans

         We and our subsidiaries have several retirement benefit plans. We have adopted a welfare pension fund plan, and some subsidiaries have adopted an eligible pension plan.

         Market value of estimated future payment, increase and decrease of fair value of pension assets and related information calculated based on annuity insurance are as follows.



                                                                              March 31, 2003              March 31, 2002
                                                                              --------------              --------------
Increase/decrease of fair value of estimated future payment
     Initial balance of fair value of estimated future payment                   48,431 million yen         44,655 million yen
     Service expense                                                              2,146                      2,368
     Interest rate expense                                                        1,355                      1,490
     Contribution of employees                                                      420                        484
     Actuarial losses                                                             4,733                      1,917
     Balance based on prior service liabilities                                    (244)                    (1,151)
     Pension benefits from pension assets                                        (1,054)                      (953)
     Pension benefits from the company                                             (672)                      (379)
                                                                               ---------                  --------
     Current year end balance of fair value of estimated future payment          55,115                     48,431
                                                                               ---------                  --------

Increase/Decrease of fair value of pension assets
     Initial balance of pension assets                                           27,801                     27,323
     Actual increase                                                             (2,821)                    (1,351)
     Pension contributed from company                                             1,848                      2,298
     Contribution from employees                                                    420                        484
     Pension benefits                                                            (1,111)                      (953)
                                                                               ---------                  --------
     Current year end balance of pension assets                                  26,137                     27,801
                                                                               ---------                  --------
     Initial balance of pension benefit trusts                                    4,161                      5,464
     Actual increase                                                             (1,107)                    (1,303)
                                                                               ---------                  --------
     Current year end balance of pension benefit trusts                           3,054                      4,161
                                                                               ---------                  --------
Excess over pension assets of estimated future payment                           25,924                     16,469
Unrecognized actuarial differences                                              (18,894)                   (11,590)
Unrecognized prior service liabilities (decrease in liabilities)                  2,029                      2,229
Unamortized balance of net assets in adopting new standard                          118                        235
                                                                               ---------                  --------
Balance of net amount recognized                                                  9,177                      7,343
                                                                               =========                  ========
Breakdown of net amount recognized on consolidated balance sheet
     Reserve for retirement benefits                                             20,046                     11,567
     Accumulated other comprehensive income (before deduction of tax effect)    (10,869)                    (4,224)
                                                                               ---------                  --------
                  Total                                                           9,177                      7,343
                                                                               =========                  ========

                                                                         Year Ended March 2003      Year Ended March 2002
                                                                         ---------------------      ---------------------
Current year retirement benefit expense
     Service expense                                                              2,146                      2,368
     Interest rate expense                                                        1,355                      1,490
     Expected performance benefit from pension assets                              (808)                      (939)
     Amortized and deferred net unrecognized liability                            1,832                      1,105
                                                                               ---------                  --------
                  Total                                                           4,525                      4,024
                                                                               =========                  ========

         The reduction ratio, the expected promotion ratio and the long-term performance benefit of pension assets which are used in the above annuity insurance calculation for the year ended March 2003 and the year ended March 2002 are 2.5% and 3.0%, 0.4% and 0.4%, and 3.0 and 3.5%, respectively.
Unrecognized loss has been constantly amortized over the length of average remaining continuous services (12 years), and the balance of transition in adopting the provisions of FASB Standard No. 87 is constantly amortized over 15 years.

         Officers Retirement Benefit Plans

         The reserve for officers retirement benefit for officers retirement benefit are included in the reserve for retirement benefits. Balance of reserves for officers retirement benefit for the year ended March 2003 and the year ended March 2002 are 604 million yen and 767 million yen, respectively.

3.       Income Taxes

         The effective corporate tax rate is different from legal tax rate owing to the following reasons:



                                                                 Year Ended March 2003            Year Ended March 2002
                                                                 ---------------------            ---------------------
Legal tax rate                                                             42.1%                            42.1%
Reasons increased (decreased)
     Expense excluded from nontaxable expenses                              5.8                              3.8
     Valuation allowance                                                   11.7                              2.3
     Undistributed earnings of foreign subsidiaries and
       affiliates                                                           4.1                              1.1
     Others                                                                (9.7)                             0.4
                                                                       --------                         --------
Effective corporate tax rate                                               54.0                             49.7
                                                                       ========                         ========



        Effect of temporary difference, etc. for deferred tax assets/liabilities is as follows.



                                                      March 31, 2003                             March 31, 2002
                                                      --------------                             --------------
                                             Deferred             Deferred              Deferred              Deferred
                                             tax assets         tax liabilities         tax assets         tax liabilities
                                             ----------         ---------------         ----------         ---------------
Sales returns                                   798 million yen                            908 million yen
Inventory valuation                             751                                        854
Intercompany profits                            133                                        127
Accrued bonuses                               1,413                                      1,342
Valuation loss on investment securities       1,407                                        514
Gain on sales of fixed assets                                      1,711 million yen                           1,800 million yen
Undistributed earnings of
  foreign subsidiaries and affiliates                              2,015                                       2,050
Net unrealized gain on securities                                    579                                       1,400
Net realized gain on exchange of
  equity securities                                                2,126                                       2,080
Capitalized supplies                            388                                        404
Enterprise taxes                                250                                        175
Compensated absences                          1,005                                        948
Pension expense                               7,355                                      3,498
Tax loss carryforwards                        1,317                                        614
Other temporary differences                   1,087                   44                 1,007                   663
                                           --------             --------              --------               -------
         Total                               15,904                6,475                10,391                 7,993
Valuation allowance                          (1,199)                                      (607)
                                           --------             --------              --------               -------
         Total                               14,705                6,475                 9,784                 7,993
                                           ========             ========              ========               =======



4. Contract Amount, Market Value and Valuation Profit/Loss of Derivative Transactions

         In order to prepare for the fluctuation risk of the foreign currency exchange rate and interest, forward exchange contracts and interest rate swap contracts have been utilized as financial derivative products.

(1) There are forward exchange transactions (dollar-buying, yen-selling) which are non-market transactions, but there is no balance for such forward exchange in the previous year and current year.

(2) In order to alleviate the loss relating to loan liabilities arising from the improvement in the yield rate and fluctuation of interest in the operation of funds, financial swap contracts have been executed. Nevertheless, indications thereof have been omitted as the valuation profit/loss and contract amounts are of little importance.

                             V. Segment Information

(1)      Segment Information by Type of Business

   Current year (April 1, 2002 to March 31, 2003)

                                                             (Unit: Million Yen)



                                            Textile goods
                                             and related                                    Elimination or
                                              products           Others        Total          corporate         Consolidated
                                              --------           ------        -------        ---------         ------------
  I.    Sales
    (1) Sales to outside customers             147,386           16,323        163,709              -            163,709
                                               -------           ------        -------         ------            -------
    (2) Internal sales among segments                -            7,489          7,489         (7,489)                 -
                                               -------           ------        -------         ------            -------
                  Total                        147,386           23,812        171,198         (7,489)           163,709
                                               -------           ------        -------         ------            -------
           Operating expenses                  138,622           24,116        162,738         (6,293)           156,445
                                               -------           ------        -------         ------            -------
         Operating income (Loss)                 8,764             (304)         8,460         (1,196)             7,264
                                               -------           ------        -------         ------            -------
  II.   Assets, depreciation and
        amortization and capital
        expenditure
           Assets                              115,072           15,483        130,555         87,550            218,105
           Depreciation and amortization         2,625              238          2,863            108              2,971
           Capital expenditure                   2,432               56          2,488              0              2,488


   Previous year (April 1, 2001 to March 31, 2002)

                                                             (Unit: Million Yen)



                                            Textile goods
                                             and related                                    Elimination or
                                              products           Others         Total         corporate         Consolidated
                                              --------           ------        -------        ---------         ------------
  I.    Sales
    (1) Sales to outside customers             146,438           16,391        162,829              -            162,829
                                               -------           ------        -------         ------            -------
    (2) Internal sales among segments                -            7,324          7,324         (7,324)                 -
                                               -------           ------        -------         ------            -------
                  Total                        146,438           23,715        170,153         (7,324)           162,829
                                               -------           ------        -------         ------            -------
            Operating expenses                 136,878           24,865        161,743         (6,100)           155,643
                                               -------           ------        -------         ------            -------
         Operating income (Loss)                 9,560           (1,150)         8,410         (1,224)             7,186
                                               -------           ------        -------         ------            -------
  II.   Assets, depreciation and
        amortization and capital
        expenditure
           Assets                              114,728           16,418        131,146         92,839            223,985
           Depreciation and amortization         3,091              303          3,394            139              3,533
           Capital expenditure                   2,097               43          2,140              0              2,140


(Note)
         1. Segment information is prepared based on the "consolidated financial statement regulations".

         2. Business classification is classified into textile goods and related products and others based on the type, quality, and resemblance in the sales market of such products.

         3.       Core products of respective businesses:

                  Textile goods and related products: innerwear (foundation, lingerie, nightwear and children's innerwear), outerwear, sportswear, hosiery, etc.
                  Others: mannequins, shop design and implementation, housing, restaurant, culture, services, etc.

(2)      Segment Information by Location

   Current year (April 1, 2002 to March 31, 2003)

                                                             (Unit: Million Yen)


                                                                                            Elimination or
                                           Japan        Asia      Europe/U.S.     Total      corporate      Consolidated
                                           -----        ----      -----------     -----      ---------      ------------
  I.    Sales
    (1) Sales to outside customers         145,155      4,986        13,568       163,709           -          163,709
                                           -------      -----        ------       -------      ------          -------
    (2) Internal sales among segments          718      3,025             -         3,743      (3,743)               -
                                           -------      -----        ------       -------      ------          -------
                  Total                    145,873      8,011        13,568       167,452      (3,743)         163,709
                                           -------      -----        ------       -------      ------          -------
           Operating expenses              139,527      7,446        12,019       158,992      (2,547)         156,445
                                           -------      -----        ------       -------      ------          -------
            Operating income                 6,346        565         1,549         8,460      (1,196)           7,264
                                           -------      -----        ------       -------      ------          -------
  II.   Assets                             119,105     17,390         7,374       143,869      74,236          218,105



   Previous year (April 1, 2001 to March 31, 2002)

                                                             (Unit: Million Yen)


                                                                                            Elimination or
                                           Japan        Asia      Europe/U.S.     Total      corporate      Consolidated
                                           -----        ----      -----------     -----      ---------      ------------
  I.    Sales
    (1) Sales to outside customers         145,930      4,649        12,250       162,829           -          162,829
                                           -------     ------        ------       -------      ------          -------
    (2) Internal sales among segments          523      2,911             -         3,434      (3,434)               -
                                           -------     ------        ------       -------      ------          -------
                  Total                    146,453      7,560        12,250       166,263      (3,434)         162,829
                                           -------     ------        ------       -------      ------          -------
           Operating expenses              139,424      6,998        11,431       157,853      (2,210)         155,643
                                           -------     ------        ------       -------      ------          -------
            Operating income                 7,029        562           819         8,410      (1,224)           7,186
                                           -------     ------        ------       -------      ------          -------
  II.   Assets                             120,256     16,958         7,433       144,647      79,338          223,985
                                           -------     ------        ------       -------      ------          -------



(Note)

         1. Segment information is prepared based on the "consolidated financial statement regulations".

         2. Main countries and areas belonging to classifications other than Japan

                  Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

(3)      Overseas Sales

   Current year (April 1, 2002 to March 31, 2003)

                                                             (Unit: Million Yen)


                                                                 Asia               Europe/U.S.               Total
                                                                 ----               -----------               -----
  I.    Overseas sales                                           4,986                 13,568                 18,554
                                                                 -----                 ------                -------
  II.   Consolidated sales                                                                                   163,709
                                                                                                             -------
  III.  Ratio of overseas sales in consolidated sales            3.0%                   8.3%                  11.3%
                                                                 -----                 ------                -------


   Previous year (April 1, 2001 to March 31, 2002)

                                                             (Unit: Million Yen)


                                                                 Asia               Europe/U.S.               Total
                                                                 ----               -----------               -----
  I.    Overseas sales                                           4,649                 12,250                 16,899
                                                                 -----                 ------                -------
  II.   Consolidated sales                                                                                   162,829
                                                                                                             -------
  III.  Ratio of overseas sales in consolidated sales             2.9%                  7.5%                  10.4%
                                                                 -----                 ------                -------

(Note)

         1. Segment information is prepared based on the "consolidated financial statement regulations".

         2. Main countries and areas belonging to classifications other than Japan

                  Asia: various countries of East Asia and Southeast Asia Europe/U.S.: the U.S. and various European countries

                       VI. Status of Production and Sales

(1)      Production Results



                                                         Current Year                            Previous Year
                                                      From April 1, 2002                       From April 1, 2001
                                                       To March 31, 2003                        To March 31, 2002
                                                ---------------------------------       ---------------------------------
     Segment name by type of business           Amount         Distribution Ratio       Amount         Distribution Ratio
     --------------------------------           ------         ------------------       ------         ------------------
                                                Million Yen              %              Million Yen              %
     Textile goods and related products           69,670               100.0              70,673               100.0


(2)      Sales Results



                                                         Current Year                            Previous Year
                                                      From April 1, 2002                       From April 1, 2001
                                                       To March 31, 2003                        To March 31, 2002
                                                ---------------------------------       ---------------------------------
     Segment name by type of business           Amount         Distribution Ratio       Amount         Distribution Ratio
     --------------------------------           ------         ------------------       ------         ------------------
                                               Million Yen             %                Million Yen              %
                Innerwear
                  Foundation and lingerie        116,741                71.3             116,096                71.3
                  Nightwear                       12,710                 7.8              12,714                 7.8
                  Children's underwear             2,515                 1.5               2,470                 1.5
 Textile                                         -------               -----             -------               -----
  goods      Subtotal                            131,966                80.6             131,280                80.6
   and                                           -------               -----             -------               -----
 related        Outerwear/Sportswear               9,440                 5.8               9,588                 5.9
 products                                        -------               -----             -------               -----
                Hosiery                            1,672                 1.0             1,777                 1.1
                                                 -------               -----             -------               -----
                Other textile goods and
                 related products                 4,299                 2.6               3,793                 2.3
                                                 -------               -----             -------               -----
             Total                               147,377                90.0             146,438                89.9
                                                 -------               -----             -------               -----
     Others                                       16,332                10.0              16,391                10.1
                                                 -------               -----             -------               -----
  Total                                          163,709               100.0             162,829               100.0
                                                 =======               =====             =======               =====


  VII. Summary of Individual Financial Statement for the Year Ended March 2003

                                                                    May 15, 2003

Listed Company:  Wacoal Corporation         Stock Exchanges: Tokyo, Osaka
Code Number:  3591                          Location of Principal Office:  Kyoto
      (URL  http://www.wacoal.co.jp/)

Representative:   Position:  President and Director
                  Name:  Yoshitaka Tsukamoto

For Inquiries:    Position:  Corporate Officer, General Manager of Management
                             Control Department
                  Name:  Nobuhiro Matsuda   Tel:  (075) 682-1010

Date of Meeting of Board of Directors for Financial Statement: May 15, 2003 Date of Ordinary General Meeting of Shareholders: June 27, 2003
Existence of Interim Dividend System:  None
Adoption of Unit Stock System:  Yes (1 Unit:  1,000 shares)

1.       Results for the Year Ended March 2003 (April 1, 2002 to March 31, 2003)

(1)      Business Results       (Note) Fractions less than 1 million yen in the
                                indicated amounts have been rounded off.


                                            Sales                     Operating Income                Ordinary Profit
                                   -----------------------         -----------------------        -----------------------
                                   Million Yen           %         Million Yen           %        Million Yen           %
   Year Ended March 2003              128,641         0.2              8,169          5.4             9,517          4.5
   Year Ended March 2002              128,431        (0.1)             7,754         (3.8)            9,107         (5.3)



                                                                                               Ratio of        Ratio of
                                                    Net       Diluted Net     Ratio of Net    Pre-tax Net     Pre-tax Net
                                                   Profit     Profit Per        Profit to       Profit to      Profit to
                                Net Profit        Per Share     Share         Equity Capital  Total Capital      Sales
                                ----------        ---------     -----         --------------  -------------   ----------
                                 Million Yen   %      Yen         Yen               %               %                 %
   Year Ended March 2003         3,013   (37.3)     19.99          -             1.9             5.0               7.4

   Year Ended March 2002         4,804    1.3       32.03          -             3.0             4.6               7.1



(Note)

         (i)     Average number of shares during the year ended:

                 March 2003: 148,772,325 shares   March 2002: 149,985,724 shares

         (ii)    Changes in accounting method: None

         (iii) Percentages indicated under sales, operating income, ordinary profit and current year net profit represent the increase/decrease compared to the previous year.

(2)      Status of Dividends


                                         Annual Dividend Per Share
                                  ------------------------------------    Total Dividends     Dividend      Dividend Ratio
                                              Interim      End of Year       (Annual)         Tendency    for Equity Capital
                                             --------      -----------       --------         --------    ------------------
                                   Yen          Yen            Yen          Million Yen             %               %
   Year Ended March 2003          13.50          -            13.50            1,978              67.5             1.3
   Year Ended March 2002          13.50          -            13.50            2,013              41.9             1.3



(3)      Financial Status



                                    Total Assets         Equity Capital     Equity Capital Ratio   Equity Capital Per Share
                                    ------------         --------------     --------------------   ------------------------
                                     Million Yen           Million Yen                    %                   Yen
   Year Ended March 2003              189,019                155,714                   82.4                 1,062.12
   Year Ended March 2002              192,128                158,412                   82.5                 1,062.38


(Note)

         (i)     Number of outstanding shares at end of the year:

                 March 2003: 146,570,431 shares   March 2002: 149,111,694 shares

         (ii)    Number of treasury stock at end of the year:

                 March 2003: 46,254 shares     March 2002: 4,991 shares

2. Forecast of Business Results for the Year Ending March 2004 (April 1, 2003 to March 31, 2004)



                                                                                              Annual Dividend Per Share
                                                                                         -----------------------------------
                          Sales         Operating Income           Net Profit            Interim     End of Year
                          -----         ----------------           ----------            -------     -----------
                        Million Yen         Million Yen            Million Yen             Yen            Yen          Yen
   Interim Period          69,000             6,100                   3,400                 -              -            -
   Annual                 132,000             8,600                   4,900                 -            13.50        13.50


(Reference) Expected net profit per share (annual basis):  33.16 yen

* The foregoing estimates are made based on information available as of the date this data was released, and actual results may differ from estimates due to various factors arising in the future. Please refer to page 6 of the attachment for items relating to the foregoing estimates.

                           VIII-1. Financial Statement




                                      Current Year                 Previous Year                     Amounts
            Accounts               As of March 31, 2003         As of March 31, 2002           Increased/Decreased
            --------               --------------------         --------------------           -------------------
            (Assets)                  Million Yen          %       Million Yen           %         Million Yen
  I. Current Assets                     94,526           50.0         87,751           45.7             6,774

     Cash and bank deposits             22,911                        30,602                           (7,691)
     Notes receivable                    1,038                         1,392                             (353)
     Accounts receivable-trade          13,565                        14,346                             (781)
     Marketable securities              29,735                        17,393                           12,342
     Finished products                  15,633                        16,337                             (704)
     Raw materials                         194                           211                              (17)
     Work in process                        67                            38                               28
     Materials held by
       Subcontractors                    1,888                         1,929                              (41)
     Short-term loans                    5,960                         2,427                            3,532
     Deferred tax assets                 3,063                         2,762                              301
     Others                                612                           555                               56
     Reserve for bad debts                (143)                         (245)                             102

 II. Fixed Assets                       94,493           50.0        104,377           54.3            (9,883)

  1. Tangible fixed assets              45,840           24.2         48,038           25.0            (2,198)
     Buildings                          21,714                        23,011                           (1,297)
     Structures                            477                           542                              (64)
     Machinery                              21                            19                                2
     Vehicles                               22                            33                              (10)
     Equipment and tools                 2,614                         2,684                              (69)
     Land                               20,948                        21,718                             (770)
     Temporary account for
       Construction                         40                            28                               12

  2. Intangible fixed assets             2,410            1.3          1,707            0.9               703
     Goodwill                              367                           505                             (137)
     Leasehold right                       585                           585                                -
     Software                            1,367                           524                              843
     Others                                 89                            92                               (2)

  3. Investment and other assets        46,242           24.5         54,631           28.4            (8,388)
     Investment securities              37,815                        46,469                           (8,653)
     Equity investment in
       Subsidiaries                      4,997                         5,042                              (45)
     Long-term loans                       643                           747                             (103)
     Lease deposits                      1,293                           956                              337
     Others                              2,225                         2,200                               25
     Reserve for bad debts                (733)                         (785)                              51
                                       -------          -----        -------          -----            ------
           Total Assets                189,019          100.0        192,128          100.0            (3,109)
                                       =======          =====        =======          =====            ======


                                          Current Year                Previous Year                     Amounts
            Accounts                   As of March 31, 2003         As of March 31, 2002           Increased/Decreased
            --------                   --------------------         --------------------           -------------------
          (Liabilities)                     Million Yen        %        Million Yen       %            Million Yen
  I.   Current Liabilities                       26,676       14.1          24,751       12.9              1,924

       Notes payable                                653                      3,779                        (3,126)
       Accounts payable-trade                    10,363                      6,447                         3,916
       Accrued liability                          5,848                      5,472                           376
       Accrued expenses                             489                        140                           348
       Accrued corporate taxes, etc.              2,550                      1,744                           805
       Accrued bonuses                            3,350                      3,450                          (100)
       Allowance for returns                      1,480                      1,600                          (120)
       Others                                     1,941                      2,116                          (175)

  II.  Long-term Liabilities                      6,628        3.5           8,963        4.6             (2,335)

       Deferred tax liability                       126                      3,019                        (2,893)
       Reserve for retirement benefits            5,338                      4,646                           692
       Reserve for officers retirement              450                        581                          (130)
         benefit
       Others                                       713                        716                            (3)
                                                -------      -----         -------      -----            -------
            Total liabilities                    33,304       17.6          33,715       17.5               (410)
                                                =======      =====         =======      =====            =======
                (Capital)
  I.   Capital                                        -                     13,260        6.9            (13,260)

  II.  Capital reserve                                -                     25,273       13.2            (25,273)

  III. Earned surplus reserve                         -                      3,315        1.7             (3,315)

  IV.  Other surplus                                  -                    111,102       57.8           (111,102)

     Optional reserve fund                            -                    105,435                      (105,435)
     Current year undistributed profits               -                      5,667                        (5,667)
        (Current year net income)                     -                     (4,804)                      (-4,804)

  V.   Other securities valuation difference          -                      5,467        2.9             (5,467)

  VI.  Treasury Stock                                 -                         (5)      (0.0)                 5
                                                                           -------      -----            -------
              Total Capital                           -                    158,412       82.5           (158,412)
                                                                           =======      =====            =======
                (Capital)
  I. Capital                                     13,260        7.0               -          -             13,260

  II.  Capital surplus                           25,273       13.4               -          -             25,273

     Capital reserve                             25,273                          -          -             25,273

  III. Earned surplus                           113,052       59.8               -          -            113,052

     Earned surplus reserve                       3,315                          -          -              3,315
     Optional reserve fund                      105,367                          -          -            105,367
     Current year undistributed profits           4,370                          -          -              4,370
        (Current year net income)                (3,013)                        (-)         -             (3,013)

  IV.  Other securities valuation difference      4,170        2.2               -          -              4,170

  V. Treasury stock                                 (42)      (0.0)              -          -                (42)
                                                -------      -----         -------      -----            -------
              Total capital                     155,714       82.4               -          -            155,714
                                                -------      -----         -------      -----            -------
      Total liabilities and capital             189,019      100.0         192,128      100.0             (3,109)
                                                =======      =====         =======      =====            =======


                            VIII-2. Income Statement




                                                  Current Year                Previous Year
                                               From April 1, 2002          From April 1, 2001              Amounts
            Accounts                            To March 31, 2003          To March 31, 2002         Increased/Decreased
            --------                          ----------------------      ---------------------      -------------------
                                              Million Yen          %      Million Yen         %
  I.   Sales                                   128,641        100.0        128,431       100.0              210
  II.  Cost of sales                            66,296         51.5         67,069        52.2             (772)
       Total income on sales                    62,345         48.5         61,361        47.8              983
  III. Selling, general and administrative
         expenses                               54,175         42.1         53,607        41.8              568
                                               -------        -----        -------       -----           ------
             Operating income                    8,169          6.4          7,754         6.0              415
                                               -------        -----        -------       -----           ------
  IV.  Non-operating income                      1,638          1.2          1,564         1.2               73
       Interest income                             321                         334                          (13)
       Dividends received                          694                         672                           21
       Others                                      622                         557                           65
  V.   Non-operating expenses                      290          0.2            210         0.1               79
       Interest expense                              2                           8                           (6)
       Others                                      288                         202                           86
                                               -------        -----        -------       -----           ------
              Current income                     9,517          7.4          9,107         7.1              409
                                               -------        -----        -------       -----           ------
  VI.  Extraordinary gains                         547          0.4              8         0.0              538
       Gains on sales of fixed assets              547                           8                          538
  VII. Extraordinary loss                        4,621          3.6            928         0.7            3,692
       Loss on sale of fixed assets                631                          88                          542
       Reserve for bad debts                         -                         301                         (301)
       Valuation loss of investment
         securities                              2,673                          85                        2,588
       Valuation loss of subsidiary
         stock                                      70                         453                         (382)
       Additional charge for optional
         retirement                              1,246                           -                        1,246
                                               -------        -----        -------       -----           ------
  Pre-tax current year net income                5,443          4.2          8,187         6.4           (2,744)
  Corporate tax, resident tax and
    enterprise tax                               4,559          3.5          3,840         3.0              719
  Adjustment of corporate tax, etc.             (2,130)        (1.6)          (456)       (0.3)          (1,673)
                                               -------        -----        -------       -----           ------
  Current year net income                        3,013          2.3          4,804         3.7           (1,790)
  Profit carryforwards from previous year        3,667                       3,237                          430
  Retirement of treasury stock                   2,310                       2,374                          (63)
                                               -------                     -------                       ------
  Current year undistributed profits             4,370                       5,667                       (1,296)
                                               -------                     -------                       ------


                            VIII-3. Income Statement




                                                  Current Year                Previous Year
                                               From April 1, 2002          From April 1, 2001              Amounts
            Accounts                            To March 31, 2003          To March 31, 2002         Increased/Decreased
            --------                          ----------------------      ---------------------      -------------------
                                                   Million Yen                 Million Yen              Million Yen
  Current year undistributed income                  4,370                       5,667                    (1,296)
  Liquidated amount of reduced reserve
    for fixed assets                                    67                          67                        (0)
                                                     -----                       -----                    ------
                   Total                             4,437                       5,735                    (1,297)
                                                     -----                       -----                    ------
  Dividends to shareholders                          1,978                       2,013                       (34)
                                             (13.50 yen per share)       (13.50 yen per share)
  Officers bonuses                                      40                          55                       (15)
     (Directors)                                       (37)                        (52)                     (-15)
     (Statutory Auditors)                               (2)                         (2)                      (-)
  Reserve for reduced fixed assets                      39                           -                        39
                                                     -----                       -----                    ------
  Profit carryforwards to next year                  2,379                       3,667                    (1,287)
                                                     -----                       -----                    ------



Basic Matters in Preparation of Individual Financial Statement

1.       Valuation Standards and Method of Assets

   (1)   Valuation standards and method of securities

                  Stock of subsidiaries and affiliated companies:
                  Cost accounting method based on moving average method
                  Other securities:
                           Securities with market value: Market value method based on market price on closing day for the end of the year (Variance in valuation is based on method of directly including all shareholders' equity, and cost of sales is calculated based on moving average method.)
                           Securities without market value: Cost accounting method based on moving average method

   (2) Valuation standard and method of inventories: Lower cost accounting method based on first-in first-out method

2.       Depreciation Method of Fixed Assets

   (1) Tangible fixed assets: Constant percentage method (fixed amount method for buildings (excluding fixtures incidental to buildings) acquired on or after April 1, 1998). Durable years for major items are as follows.

                  Buildings and structures:  5 to 50 years
                  Machinery and vehicles:  6 to 12 years
                  Equipment and tools:  5 to 20 years

   (2) Intangible fixed assets: Fixed amount method. For the internal use of software in the Company, the fixed amount method based on the available period (5 years) is used.

3.       Appropriation Standards of Reserves

   (1) Reserve for bad debts: In order to prepare for bad debt loss of accounts receivable and loans receivable, the estimated collectable amounts are appropriated using the loan loss ratio for general credits and consideration of individual collectability credits specified as being at risk of becoming dead loans.

   (2) Accrued bonuses: In order to supply bonuses to employees, accrued bonuses is appropriated based on the anticipated amount to be supplied.

   (3) Reserve for adjustment of returned goods: In order to clarify the corresponding relationship of sales and returns, consideration is given to prior returned goods and the estimated loss accompanying future returned goods is appropriated.

   (4) Reserve for retirement benefits: In order to prepare for retirement benefits for employees, based on retirement pay liabilities and pension assets as of the end of the current year, such amount is appropriated.

   (5) Reserve for officers retirement benefit: In order to prepare for expenditure of reserve for officers retirement benefit, a necessary year end supply amount based on internal regulations relating to the supply of officers retirement benefit is appropriated.

4.       Processing Method of Lease Transactions

         Finance lease transactions, other than those in which the ownership of the leased item is acknowledged to be transferred to the borrower, are pursuant to accounting procedures based on the method according to an ordinary lease transaction.

5.       Material Matters in Preparation of Other Financial Statements

   (1)   Accounting procedures for consumption tax, etc.

         Accounting procedures for consumption tax, etc. is as per the tax-excluded method.

   (2) Accounting standards for the liquidation of treasury stock and legal reserves

         "Accounting standards for on the liquidation of treasury stock and legal reserves" (Accounting Standard No. 1) is applicable from the current year. The effect of the application on the profit and loss of the current year is negligible. Pursuant to the revision of the financial statement regulations, the capital section of the balance sheet of the current year has been prepared based on the revised financial statement regulations.

   (3)   Per share information

         "Accounting standards for the current year net income per share" (Accounting Standard No. 2) and "Applicable guidelines for the accounting standards for the current year net income per share" (Accounting Standard No. 4) are being applied from the current year. The effect thereof is negligible.

Additional Information

Reserve for Retirement Benefits

         In accordance with the enforcement of Law Concerning Defined Benefit Corporate Pension Plan, on January 30, 2003 the Company obtained an approval of exemption from future payment obligations regarding the substitutional portion of employee pension fund from the Minister of Health, Labor and Welfare. The Company has not adopted the provisional measures provided in Paragraph 47-2 of the "Guidelines Regarding Accounting for Retirement Benefit (Interim Report)" (Report No. 13 of Accounting System Committee, The Japan Institute of Certified Public Accountants). However, if the Company adopts the provisional measures provided in Paragraph 47-2 of such guidelines, the amount affected by such adoption will be 4,580 million yen as extraordinary gains.

Notes




                                                                  (Current Year)                     (Previous Year)
                                                                  --------------                     ---------------
1.     Accumulated depreciation in tangible fixed
         assets                                                   28,217 million yen                 27,005 million yen

2.     Matters relating to lease transactions

  (1)  Financial lease other than transfer of ownership

    (i)    Acquisition cost equivalent, cumulative
             depreciation equivalent, and year end
             balance equivalent                                  (Tools and equipment)              (Tools and equipment)

             Acquisition cost equivalent                             470 million yen                    442 million yen

             Cumulative depreciation equivalent                      372                                237
                                                                  ------                             ------

             Year end balance equivalent                              97                                205

    (ii)   Year end balance equivalent of lease obligation

             Within one year                                         133 million yen                    125 million yen

             Over one year                                            53                                153
                                                                  ------                             ------

             Total                                                   187                                279

         Since the tangible fixed assets represent a small percentage of the lease obligation, the foregoing amounts have been calculated including interest portion.

    (iii)  Lease fee paid

             Lease fee paid                                          146 million yen                     87 million yen

             Depreciation expense equivalent                         159                                 96

  (2)  Operating lease

           Unearned lease fee

              Within one year                                        180 million yen                     86 million yen

              Over one year                                           88                                 94
                                                                  ------                             ------
           Total                                                     269                                181

3. Breakdown of decrease in number of current year outstanding shares

           Retirement of treasury stock by profit                  2,500 thousand shares              2,000 thousand shares

           Total stock acquisition cost                            2,310 million yen                  2,374 million yen

4.     Shares of affiliated companies with market value

           Appropriation on balance sheet                          1,263 million yen                  1,263 million yen

           Market value                                            2,808                              2,803
                                                                  ------                             ------
           Balance                                                 1,544                              1,540

5.     Guarantee of liabilities of loans by subsidiary

  (1)  Guarantee of liability                                        467 million yen                      - million yen
                                                                      (1 company)

  (2)  Cover of management guidance letter                           833 million yen                  2,006 million yen
                                                                    (2 companies)                      (4 companies)

6.     Breakdown of deferred tax assets and
         deferred tax liabilities

       Deferred tax assets

           Inventory valuation                                       594 million yen                    605 million yen

           Valuation loss on investment securities                 1,637                                517

           Excess over allowed limit of reserve for
             retirement benefits                                   1,681                                984

           Officers retirement benefit                               185                                244

           Excess over allowed limit of reserve for
             bonus payment                                         1,192                              1,004

          Excess over allowed limit of reserve for
             returns as expenses                                     594                                657

           Capitalized supplies                                      388                                388

           Accrued enterprise tax                                    224                                138

           Excess over allowed limit of allowance for
             doubtful receivables as expense                         254                                309

           Excess over depreciation and amortization                 257                                242

           Others                                                    481                                356
                                                                  ------                             ------
           Total deferred tax asset                                7,491                              5,449

       Deferred tax liabilities

           Other securities valuation difference                  (2,910)                            (3,977)

           Reserve for deferred gain on sales of fixed
             assets                                               (1,632)                            (1,721)

           Others                                                    (11)                                (7)
                                                                  ------                             ------
           Total deferred tax liability                           (4,554)                            (5,706)
                                                                  ------                             ------
       Net deferred tax asset (liability)                          2,937                               (257)
                                                                  ======                             ======


         IX. Changes to Directors and Corporate Officers (June 27, 2003)


         The scheduled changes to Directors and Corporate Officers after the conclusion of the 55th Ordinary General Meeting of Shareholders to be held on June 27, 2003 are as follows.

1.       Directors

(1)      Resignation of Directors (scheduled)

         Toru Ochiai (Director)
         Junichiro Sato (Director)
         Kazuyasu Iida (Director)
         Hisami Kashitani (Director)

(2)      Promotion of Directors

         Vice President and Director:  Hiroshi Sakagami (Senior Managing
                                       Director)
         Managing Director:  Yuzo Ito (Director)

2.       Corporate Officers

(1)      Candidates for New Corporate Officers

         Tadashi Yamamoto (General Manager of International Operation Division) Akio Shinozaki (Chief of Human Science Research Center)
         Tsutomu Fukui (General Manager of Production Innovation Division and General Manager of Production Control Department, Wacoal Brand Operation Division)
         Ichiro Katsura (General Manager of Administration Department)

       Management and Administrative Organization for the 56th Fiscal Year


         New positions for Corporate Officers will be established after the conclusion of the 55th Ordinary General Meeting of Shareholders to be held on June 27, 2003. New management and administrative organization will be as follows:



         Yoshikata Tsukamoto        President and Representative Director, and President and Corporate Officer

         Hiroshi Sakagami           Vice President and Director, and Vice President and Corporate Officer;
                                    Supervisor for Business Support Staff

         Kazuaki Ichihashi          Senior Managing Director and Senior Corporate Officer; General Manager of
                                    Wacoal Brand Operation Division

         Shoichi Suezawa            Managing Director and Senior Corporate Officer; Supervisor for Personnel,
                                    General Administration, Accounting and Business Strategy Staffs, and
                                    Chief of President's Office

         Yuzo Ito                   Managing Director and Senior Corporate Officer; General Manager of Wing
                                    Brand Operation Division

         Masayuki Yamamoto          Director and Senior Corporate Officer; Chief of Direct Stores Control
                                    Office and General Manager of Direct Retail Operation Division

         Susumu Miyamoto            Director and Senior Corporate Officer; Chief of China Group

         Tatsuya Kondo              Director and Senior Corporate Officer; General Manager of Wellness
                                    Department

         Michihiko Kato             Director and Corporate Officer; Chief of Corporate Communication Center

         Hajime Kotake              Corporate Officer and General Manager of Management Control Department,
                                    Wacoal Brand Operation Division

         Kimiaki Shiraishi          Corporate Officer and General Manager of Commodity Control Department,
                                    Wacoal Brand Operation Division

         Minehiro Sato              Corporate Officer and General Manager of Tokyo Sales Office (Department
                                    Store Section), Wacoal Brand Operation Division

         Yoshiro Hashizume          Corporate Officer and General Manager of Tokyo Sales Office (Specialty
                                    Store Section), Wacoal Brand Operation Division

         Akira Tanaka               Corporate Officer and General Manager of Osaka Sales Office (Department
                                    Store Section), Wacoal Brand Operation Division

         Tsuneo Shimizu             Corporate Officer and General Manager of Osaka Sales Office (Specialty
                                    Store Section), Wacoal Brand Operation Division

         Shigeki Honma              Corporate Officer and General Manager of Chain Store Control Office,
                                    Wacoal Brand Operation Division

         Kazuaki Hanya              Corporate Officer and General Manager of Family Wear Sales Department,
                                    Wacoal Brand Operation Division

         Masahiro Joshin            Corporate Officer and General Manager of Tokyo Sales Office, Wacoal Brand
                                    Operation Division

         Takashi Narita             Corporate Officer and Chief of Catalog Sales Operation Department

         Tadashi Yamamoto           Corporate Officer and General Manager of International Operation Division

         Sadayasu Ohno              Corporate Officer and General Manager of Technological Innovation Division

         Akio Shinozaki             Corporate Officer and Chief of Human Science Research Center

         Tsutomu Fukui              Corporate Officer; Chief of Human Science Research Center and General
                                    Manager of Production Control Department, Wacoal Brand Operation Division

         Junichiro Sato             Corporate Officer; General Manager of Distribution Control Department and
                                    President of Wacoal Distribution Corp.

         Nobuhiro Matsuda           Corporate Officer and General Manager of Management Control Department

         Tadashi Yamamoto           Corporate Officer; General Manager of Personnel Department and Chief of
                                    Sports Group

         Ichiro Katsura             Corporate Officer and General Manager of Administration Department

         Ryu Yamada                 Corporate Officer and Chief of Business Strategy Office
